UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1215, FIYTA Technology Building

Gaoxin South, Road One

Nanshan District, Shenzhen 518000

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 27, 2023, the Board of Directors (the “Board”) of Mercurity Fintech Holding Inc., a company incorporated in Cayman Islands (the “Company”), approved the termination of the engagement of Shanghai Perfect C.P.A. Partnership (“Shanghai Perfect”) serving as the Company’s independent registered public accounting firm.

The reports of Shanghai Perfect on the financial statements of the Company as of and for the fiscal years ended December 31, 2019, 2020, 2021 and the subsequent interim period through June 30, 2022 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2019, 2020, 2021 and the subsequent interim period through June 30, 2022, there were no disagreements with Shanghai Perfect on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Shanghai Perfect, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report. During the Company’s fiscal years ended December 31, 2019, 2020, 2021 and the subsequent interim period through June 30, 2022, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Shanghai Perfect with a copy of the foregoing disclosure and requested Shanghai Perfect to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter furnished by Shanghai Perfect is filed as Exhibit 16.1 to this Form 6-K.

On January 27, 2023, the Board approved the engagement of Onestop Assurance PAC (“Onestop Assurance”) as the Company’s new independent registered public accounting firm.

During the Company’s most recent fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through June 30, 2022, neither the Company nor anyone on its behalf consulted with Onestop Assurance regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Onestop Assurance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and its related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Shanghai Perfect C.P.A. Partnership dated February 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: February 1, 2023